Filed by Bank of the Ozarks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Intervest Bancshares Corporation

(Registration No. 333- 199012)

On October 15, 2014, Bank of the Ozarks, Inc. (the “Company”) hosted its Third Quarter 2014 Earnings Conference Call. The portions of the conference call that relate to the proposed merger between the Company, Bank of the Ozarks, Intervest Bancshares Corporation (“Intervest”) and Intervest National Bank, are furnished below.

Cautionary Statement Regarding Forward-Looking Information

This communication and the reports the Company files with the Securities and Exchange Commission (“SEC”) often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of the Company. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time. Those statements are subject to certain risks, uncertainties and other factors that may cause actual results to differ materially from those projected in such forward looking statements. These risks, uncertainties, and other factors include, but are not limited to: potential delays or other problems implementing the Company’s growth and expansion strategy including delays in identifying sites, hiring or retaining qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to enter into and/or close additional acquisitions, including the pending acquisition with Intervest; problems with, or additional expenses relating to, integrating or managing acquisitions; the ability to attract new or retain existing or acquired deposits; the ability to achieve growth in loans and leases, including growth from unfunded closed loans; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and real estate market conditions, and the effect of such conditions on the creditworthiness of borrowers and lessees, collateral values, the value of investment securities and asset recovery values, including the value of the FDIC loss share receivable and related assets covered by FDIC loss share agreements; changes in legal and regulatory requirements; recently enacted and potential legislation and regulatory actions, including legislation and regulatory actions intended to stabilize economic conditions and credit markets, strengthen the capital of financial institutions, increase regulation of the financial services industry and protect homeowners or consumers; changes in U.S. government monetary and fiscal policy; possible further downgrade of U.S. Treasury securities; the ability to keep pace with technological changes, including changes regarding cyber security; losses in connection with cyber security breaches; adoption of new accounting standards or changes in existing standards; and adverse results in current or future litigation or regulatory examinations as well as other factors identified in the Company’s reports filed with the SEC, including those factors included in the disclosures under the headings “Forward-Looking Information” and “Item 1A. Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those projected or described in such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Pending Merger and Where to Find It

In connection with the proposed merger, the Company has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus for the shareholders of Intervest. The Company also plans to file other documents with the SEC regarding the proposed merger transaction. Intervest will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about the Company and Intervest, will be available without charge, at the SEC’s Internet site at http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website at http://www.bankozarks.com under the Investor Relations tab and on Intervest’s website at http://www.intervestbancsharescorporation.com.

The Company and Intervest and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Intervest in connection with the merger. Information concerning such participants’ ownership of Intervest common stock is set forth in the Proxy Statement/Prospectus regarding the merger.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

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George Gleason, Chairman and Chief Executive Officer of Bank of the Ozarks, Inc.

In the first quarter of 2015, we expect to incur acquisition related expenses in connection with the planned completion of the Intervest acquisition and additional costs in connection with the mid February core system conversion of our FNB Shelby acquisition. In the second quarter of 2015, we expect to incur costs related to the core system conversion of Intervest. Notwithstanding our expectation of significant unusual items of non-interest expense still to come, we expect to see improvement in our efficiency ratio in 2015 as the magnitude of such unusual items of non-interest expense wanes and as the benefits of cost savings from our new core systems software, operational consolidations and branch closings are realized.

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Let me close our prepared remarks with a few comments about growth and acquisitions. Organic growth of loans, leases and deposits continues to be our top growth priority, and we have clearly demonstrated our ability to achieve substantial growth apart from acquisitions. With that said, M & A activity continues to be another significant focus as we believe M & A provides meaningful opportunities to augment our healthy organic growth. We are very pleased with the progress of each of our acquisitions, including our two acquisitions in the first half of this year. We continue to be active in identifying and analyzing M & A opportunities, and we believe an active and disciplined M & A strategy will allow us to continue to create significant additional shareholder value. This potential is evident in our pending Intervest acquisition, which is expected to be nicely accretive to book value per common share, tangible book value per common share, and diluted earnings per common share in 2015.